SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August 2006

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐    No ☒

Explanatory Note

On or about August 31, 2006, Jacada Ltd. sent its shareholders of record copies of its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on October 5, 2006 in Israel. A copy of Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Tzvia Broida
Name:	Tzvia Broida
Title:	Chief Financial Officer

Dated: August 31, 2006

JACADA LTD.

11 Galgalei Haplada Street

Herzliya 46722, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 5, 2006

Herzliya, Israel

August 31, 2006

TO THE SHAREHOLDERS OF JACADA LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Jacada Ltd., a company formed under the laws of the State of Israel (the “Company”), shall be held on Thursday, October 5, 2006 at 09:00 a.m. (Israel time), at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, for the following purposes:

1.	To elect Mr. Avner Atsmon to the Board of Directors of the Company (the “Board”) to serve as a Class I Director and as an External Director (as defined in the Israeli Companies Law—1999) for a term of three years, in lieu of Mr. Amnon Shoham who ceased to qualify as an External Director and thus ceased to be a member of the Board;

2.	To re-elect Mr. Ohad Zuckerman to the Board to serve as a Class I Director and as an External Director for a term of three years;

3.	To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

4.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2006 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board;

5.	To approve the execution of the Company’s standard directors and officers indemnification agreement with Mr. Avner Atsmon, the grant of an option to purchase up to 30,000 Ordinary Shares to Mr. Avner Atsmon, and to provide Mr. Avner Atsmon with the same compensation package granted to the Company’s existing External Directors;

6.	To approve the extension of the exercise period of all outstanding options to purchase Ordinary Shares of the Company previously granted to directors, to a period of two years from the date of termination of each such director’s service with the Company;

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

Only shareholders of record at the close of business on August 26, 2006 are entitled to notice of the Meeting and to vote at the Meeting. Please vote your Ordinary Shares by completing, signing, dating and mailing the enclosed proxy card in the accompanying postage prepaid envelope. This will assure that your ordinary shares are represented at the Meeting if you are unable to attend the Meeting in person.

By Order of the Board of Directors,

Yossie Hollander

Chairman of the Board of Directors

JACADA LTD. 11 Galgalei Haplada Street Herzliya 46722, Israel

PROXY STATEMENT

Annual Meeting of Shareholders

This Proxy Statement is furnished to the holders (the “Shareholders”) of Ordinary Shares, par value NIS 0.01 each (the “Ordinary Shares”) of Jacada Ltd. (the “Company”), in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, October 5, 2006 at 09:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

At the Meeting, Shareholders will be asked:

1.	To elect Mr. Avner Atsmon to the Board to serve as a Class I Director and as an External Director (as defined in the Israeli Companies Law—1999) (the “Companies Law”) for a term of three years, in lieu of Mr. Amnon Shoham who ceased to qualify as an External Director and thus ceased to be a member of the Board;

2.	To re-elect Mr. Ohad Zuckerman to the Board to serve as a Class I Director and as an External Director for a term of three years;

3.	To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

4.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2006 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board;

5.	To approve the execution of the Company’s standard directors and officers indemnification agreement with Mr. Avner Atsmon, the grant of an option to purchase up to 30,000 Ordinary Shares to Mr. Avner Atsmon, and to provide Mr. Avner Atsmon with the same compensation package granted to the Company’s existing External Directors;

6.	To approve the extension of the exercise period of all outstanding options to purchase Ordinary Shares previously granted to directors, to a period of two years from the date of termination of each such director’s service with the Company; and

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

The Board has fixed the close of business on August 26, 2006 as the record date (the “Record Date”) for the determination of the holders of the Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting. Each such Shareholder will be entitled to one vote for each Ordinary Share held on all matters to come before the Meeting and may vote in person or by proxy by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage prepaid envelope or as indicated on the proxy card. At the close of business of the Record Date, there were 20,091,595 Ordinary Shares entitled to vote.

This Proxy Statement and the accompanying form of proxy card are first being sent to holders of the Ordinary Shares on or about August 31, 2006.

Shareholders may revoke the authority granted by their execution of proxies at any time before those proxies are voted by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

THE MEETING

Date, Time and Place

The Meeting will be held on October 5, 2006 at 09:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

Matters to Be Considered

At the Meeting, Shareholders will be asked to consider and vote (1) to elect Mr. Avner Atsmon to the Board to serve as a Class I Director and as an External Director for a term of three years, (2) to re-elect Mr. Ohad Zuckerman to the Board to serve as a Class I Director and as an External Director for a term of three years, (3) to re-elect Mr. Dan Falk to the Board for an additional term of one year, (4) to re-appoint the independent auditors and to authorize the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, (5) to approve the execution of the Company’s standard directors and officers indemnification agreement with Mr. Avner Atsmon, the grant of an option to purchase up to 30,000 Ordinary Shares to Mr. Avner Atsmon, and to provide Mr. Avner Atsmon with the same compensation package granted to the Company’s existing External Directors, and (6) to approve the extension of the exercise period of all outstanding options to purchase Ordinary Shares previously granted to directors, to a period of two years from the date of termination of each such director’s service with the Company. See “ELECTION OF NEW DIRECTOR”, “RE-ELECTION OF DIRECTOR”, “RE-ELECTION OF UNCLASSIFIED DIRECTOR”, “RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION”, “APPROVAL OF COMPENSATION OF, AND THE EXECUTION OF AN INDEMNIFICATION AGREEMENT WITH, MR. AVNER ATSMON” and “EXTENSION OF EXERCISE PERIOD OF OPTIONS GRANTED TO DIRECTORS”.

The Board knows of no matters that are to be brought before the Meeting other than as set forth in this Proxy Statement. If any other matters properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Ordinary Shares Outstanding and Entitled to Vote

Shareholders as of the Record Date (i.e., the close of business on August 26, 2006) are entitled to notice of the Meeting and to vote at the Meeting. As of the Record Date, there were 20,091,595 Ordinary Shares outstanding and entitled to vote, with each Ordinary Share entitled to one vote.

Quorum

Pursuant to the Company’s Articles of Association, the presence, in person or by proxy, of at least two shareholders entitled to vote upon the business to be transacted at the Meeting and holding or representing more than 33 1/3% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until October 12, 2006 at 9:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more Shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Voting and Revocation of Proxies

Shareholders are requested to vote by proxy by completing, signing, dating and promptly returning the proxy card in the enclosed postage prepaid envelope.

Ordinary Shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted for election of the Mr. Avner Atsmon as an External Director, for re-election of the Mr. Ohad Zuckerman as an External Director, for the re-election of Mr. Dan Falk to the Board of Directors for an additional term of one year, for the appointment of independent auditors named herein and authorizing the Board to fix their remuneration, for the approval of the execution of an indemnification agreement with Mr. Avner Atsmon and the grant of options and compensation to Mr. Avner Atsmon, and for the approval of the extension of the exercise period of options granted to directors.

Voting instructions are provided on the proxy card. If your Ordinary Shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. If a Shareholder neither returns a signed proxy card nor attends the Meeting and votes in person, his or her Ordinary Shares will not be voted.

Any proxy signed and returned by a Shareholder may be revoked at any time before it is exercised by giving written notice of revocation to the Secretary of the Company, at the address of the Company set forth herein, by executing and delivering a later-dated proxy or by voting in person at the Meeting. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote. Attendance without voting at the Meeting will not in and of itself constitute revocation of a proxy.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and other employees of the Company may solicit proxies from Shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses.

ELECTION OF NEW DIRECTOR

In accordance with the terms of the Company’s Articles of Association, the Board is divided into three classes and the term of the office of the Class I Directors expires on the date of this Meeting. Mr. Amnon Shoham who was previously a Class I Director and an External Director, ceased to qualify as an External Director and thus ceased to be a member of the Board of Directors of the Company.

At the Meeting, it is intended that proxies will be voted for the election of a new Class I Director, Mr. Avner Atsmon (other than those directing the proxy holders not to vote for the listed nominees). Mr. Avner Atsmon has certified to the Company that he meets the External Director requirements of the Companies Law. Mr. Atsmon has also notified the Company that he is not related to Naomi Atsmon who also serves as an External Director. If elected, Mr. Atsmon shall hold office for a three year term, until the third Annual General Meeting following this Meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association and/or the Companies Law.

The Companies Law requires that at least one external director have financial and accounting expertise and that the other external directors meet certain professional qualifications. Under a recent amendment to the regulations promulgated under the Companies Law, a company whose shares are also registered for trading outside of Israel is not required to appoint an External Director with financial and accounting expertise, if at such time there is another director serving on the board of directors of such company who has financial and accounting expertise and who is an independent director for purposes of membership on the audit committee thereof, in accordance with the applicable laws of the state in which such shares are registered (and the rules and regulations of such foreign stock exchange).

The Company’s Board has previously determined that Mr. Dan Falk qualifies as an audit committee financial expert, and Mr. Falk was appointed by the Board to serve on the audit committee. Mr. Falk also meets the requirements of the NASDAQ Stock Market listing standards to be an “independent” director and audit committee member.

The Company’s Board has determined that Mr. Avner Atsmon meets the required professional qualifications to qualify as an External Director according to the Companies Law.

The Proposed Director

Mr. Avner Atsmon has served as Vice President of Engineering of Starhome Ltd. from January 2000 to June 2002. From December 1993 to December 1999 Mr. Atsmon served in several positions at Comverse Infosys including as a Chief Operating Officer. From November 1991 to November 1993 Mr. Atsmon was Fax Application Manager of National Semi-Conductors, Palo Alto California.

The Board will present the following Resolution at the Meeting:

“RESOLVED, that Mr. Avner Atsmon be, and he hereby is, elected to serve as an External Director of the Company for a term of three years, until the third Annual General Meeting following this Meeting.”

For the foregoing Resolution to be adopted, it must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the Resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the Resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the Resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board recommends a vote FOR the proposal to elect Mr. Avner Atsmon as a director.

RE-ELECTION OF DIRECTOR

In accordance with the terms of the Company’s Articles of Association, the Board is divided into three classes and the term of the office of the Class I Directors expires on the date of this Meeting. According to the Companies Law, External Directors may be appointed for two 3-year terms. Under a recent amendment to the regulations promulgated under the Companies Law, External Directors of companies whose shares are also registered for trading outside of Israel may be elected for additional 3-year periods (in excess of the original 6-year period) subject to certain requirements.

At the Meeting, it is intended that proxies will be voted for the re-election of the Class I Director, Mr. Ohad Zuckerman (other than those directing the proxy holders not to vote for the listed nominee). Mr. Zuckerman currently serves as a director of the Company, and, if elected, he shall hold office for an additional three years, until the third Annual General Meeting following this Meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association and/or the Companies Law. Mr. Ohad Zuckerman qualifies as External Director according to the Companies Law.

In accordance with such regulations, the Company’s Board and Audit Committee have determined that in light of Mr. Zuckerman’s expertise and his special contribution to the work of the Company’s Board and Audit Committee, the appointment of Mr. Zuckerman for an additional 3-year term is for the benefit of the Company.

The Proposed Director

Ohad Zuckerman has been a director of the Company since December 2000. Mr. Zuckerman is the CEO and President of Zeraim Gedera Ltd., an agricultural company which specializes in development and production of vegetable seeds, a position he has held since January 2000. From 1998 to January 2000, Mr. Zuckerman served as the Executive Vice President of Zeraim Gedera and from 1990 to 1998 he served at the same company as the Marketing Manager. Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence Ltd., a provider of software for extracting information from data warehouses, from 1998 to 2002.

The Board will present the following Resolution at the Meeting:

“RESOLVED, that Mr. Ohad Zuckerman be, and he hereby is, re-elected to serve as an External Director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.”

For the foregoing Resolution to be adopted, it must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the Resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the Resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the Resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board recommends a vote FOR the proposal to re-elect Mr. Ohad Zuckerman as a director.

RE-ELECTION OF UNCLASSIFIED DIRECTOR

In accordance with the Company’s Articles of Association, in addition to the three classes into which the Board of Directors is divided, the Shareholders may elect an additional unclassified director to serve on the Company’ Board of Directors for 1-year terms. At the Meeting, it is intended that proxies will be voted for the re-election of Mr. Dan Falk to the Board of Directors of the Company to serve as an Unclassified Director (other than those directing the proxy holders not to vote for the listed nominee). If re-elected, Mr. Falk shall hold office for one year, until the Annual General Meeting following this Meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association and/or the Companies Law.

The Proposed Director

Mr. Dan Falk has served as a director of the Company since August 2004. Mr. Falk serves as a member of the boards of directors of Orbotech Ltd., Attunity Ltd., Nice System Ltd., Orad Hi-Tech Systems Ltd., Netafim Ltd., Ormat Technologies Inc., ClickSoftware Technologies Ltd., Poalim Ventures 1 Ltd., Dmatek Ltd., Plastopil

Ltd. and Nova Measuring Systems Ltd. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

The Board will present the following Resolution at the Meeting:

“RESOLVED, that Mr. Dan Falk be, and he hereby is, re-elected to serve as an Unclassified Director of the Company for an additional term of one year, until the Annual General Meeting following this Meeting.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed re-election of Mr. Dan Falk to the board of directors, and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed re-election (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board recommends a vote FOR the proposal to re-elect the above-named as an Unclassified Director.

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

At the Meeting, it is intended that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will be re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2006 and for such additional period until the next Annual Shareholders’ Meeting and that the Board will be authorized by the Shareholders to fix the remuneration of the auditors in accordance with the volume and nature of their services. Pursuant to the U.S. Sarbanes-Oxley Act of 2002, the Audit Committee has already acted to approve the re-appointment of the independent auditors and the fixing of their remuneration, as well as the terms of their engagement.

The Board will present the following Resolution at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2006 and for such additional period until the next Annual Shareholders’ Meeting, such re-appointment having been previously approved by the Audit Committee. The Board be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Resolution re-appointing Kost Forer Gabbay & Kasierer as the independent auditors of the Company. Consequently, only Ordinary Shares that are voted in favor of the appointment will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the appointment (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board recommends a vote FOR (i) the approval of the re-appointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company; and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

APPROVAL OF COMPENSATION OF, AND THE EXECUTION OF AN INDEMNIFICATION AGREEMENT WITH, MR. AVNER ATSMON

Under the Companies Law, the terms of compensation to External Directors of the Company require shareholder approval.

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed Resolution) will be voted for the approval of the execution of the Company’s standard directors and officers indemnification agreement with Mr. Avner Atsmon, for the approval of the grant of an option to purchase up to 30,000 Ordinary Shares to Mr. Avner Atsmon, and for providing Mr. Avner Atsmon with the same compensation package granted to the Company’s External Directors, which includes payment of $750 for each meeting of the board of directors attended and each meeting of a committee of the board of directors attended and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attending board of directors meetings. Under the Company’s standard directors and officers indemnification agreement, the Company undertakes to indemnify a director, for certain liabilities and expenses imposed on such director due to an act performed or failure to act by him in his capacity as a director, and/or due to any event or occurrence related to the fact that such director is or was a director. The events for which indemnification is provided includes, but are not limited to: (i) negotiations, execution, delivery and performance of agreements on behalf of the Company, (ii) approval of corporate actions, (iii) claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business, (iv) violations of securities laws of any jurisdiction, and (v) violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations. The maximum indemnification amount per event ranges between five to twenty million dollars and the aggregate indemnification amount under the agreement is fifty million dollars.

The Board will present the following Resolution at the Meeting:

“RESOLVED, to approve the execution of the Company’s standard directors and officers indemnification agreement with Mr. Avner Atsmon, the grant of an option to purchase up to 30,000 Ordinary shares to Mr. Avner Atsmon under the Company’s stock option plan (the “Options”) and to provide Mr. Avner Atsmon with the same compensation package granted to the Company’s External Directors. The vesting period of the Options shall be 2 years on an annual basis, the exercise price per share shall equal the fair market value of the Company’s Ordinary Shares on the date hereof, and the exercise period of such Options shall be until the second anniversary of the termination of Mr. Avner Atsmon’s service with the Company.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed resolution and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed Resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board recommends a vote FOR the execution of the Company’s standard directors and officers indemnification agreement with Mr. Avner Atsmon and the grant of options and compensation to Mr. Avner Atsmon on substantially the same terms granted to the Company’s External Directors.

EXTENSION OF THE EXERCISE PERIOD OF OPTIONS GRANTED TO DIRECTORS

Under the Companies Law, the terms of compensation and grant of options to directors of the Company, whether in their capacity as directors or otherwise, require shareholder approval.

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed Resolution) will be voted for the approval of the extension of the exercise period of all outstanding options to purchase Ordinary Shares previously granted to directors, to a period of two years from the date of termination of each such director’s service with the Company. As of the Record Date the aggregate number of outstanding options to purchase Ordinary Shares granted to directors was 1,139,500. The proposed extension is deemed an interested party transaction under Israeli Law, which requires approval by the Company’s audit committee, board and shareholders. The Company’s directors have informed the Company of their personal interest in such transaction and the Company’s audit committee and board of Directors have approved the extension in accordance with the provisions of the law.

The Board will present the following Resolution at the Meeting:

“RESOLVED, to approve the extension of the exercise period of all outstanding options to purchase Ordinary Shares previously granted to directors, to a period of two years from the date of termination of each such director’s service with the Company.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed resolution and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board recommends a vote FOR the approval of the extension of the exercise period of options granted to directors.

ANNUAL REPORT

A copy of the Company’s Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2005) is being made available to shareholders through the Company’s Web site. The report can be accessed at http://www.jacada.com/investors under “Financial Reports”. Alternatively, you may request a printed copy of the Annual Report by calling Jacada’s investors Relations department in the U.S at 770-352-1300 or in Israel at+972(9) 952-5900.

It is important that your proxy be returned promptly by mail. The proxy may be revoked at any time by you before it is exercised. If you attend the Meeting in person, you may withdraw any proxy and vote your own Ordinary Shares. If you want to vote in person at the Meeting shares held in street name, you must request a legal proxy from the broker, bank or other nominee that holds your shares, and must present such legal proxy at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Yossie Hollander

Chairman of the Board of Directors

Dated: August 31, 2006